Exhibit 99.1

Fanhua Welcomes Ben Lin as Co-Chairman of the Board and Chief Strategy Officer

GUANGZHOU, China, July 3, 2023 (GLOBE NEWSWIRE) -- Fanhua Inc. (“Fanhua” or the “Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced the appointment of Mr. Ben Lin as the Company’s Co-Chairman of the board of directors (the “Board”) and Chief Strategy Officer.

Mr. Lin is a trained actuary with over 18 years of experience in the financial services industry. He has consistently demonstrated exceptional leadership skills and a proven track record of success. Mr. Lin will play a crucial role in setting Fanhua’s strategic direction, driving the Company’s overseas expansion, and facilitating its success in capital markets.

Prior to joining Fanhua, Mr. Lin held prominent positions in several renowned organizations throughout his career and possesses extensive knowledge of the global insurance industry. He worked at Capital Group as an investment analyst covering Asia insurance and industrials from 2016 to 2023. Prior to that, he served as a managing director at Morgan Stanley, where he was responsible for overseeing the China Internet and Asia Insurance industries. Mr. Lin graduated from Macquarie University, Sydney with a Master of Commerce degree and a Bachelor of Commerce degree majoring in Actuary Studies. His deep understanding of the industry and emerging trends will be invaluable to Fanhua as the Company continues to evolve and is committed to fulfilling its strategic vision of becoming a prominent independent financial advisory company in Asia.

Mr. Lin will work closely with Mr. Yinan Hu, the Company’s Co-Chairman of the Board and Chief Executive Officer. Together, they will lead the Board in setting strategic priorities, overseeing corporate governance, and ensuring the Company’s long-term success.

“We are excited to welcome Ben to the Board and the executive team,” said Mr. Yinan Hu. “Ben is an old friend of Fanhua, having accompanied us for over 15 years in his prior role as the leading insurance analyst in the region. We believe Ben’s joining will contribute valuable insights, further strengthen our corporate governance, and help us achieve our well-defined strategies and deliver sustainable results to our shareholders.”

Mr. Lin expressed excitement about joining Fanhua and shared his vision for the role, “I’m thrilled to join Fanhua as the Co-Chairman of the Board and Chief Strategy Officer. I have been following the Asia insurance industry since 2007 and have always admired Fanhua. Over the past 25 years, the Company has demonstrated a strong track record of navigating China’s economic and industry cycles. I strongly believe that the growth opportunity in the financial intermediary industry in Asia remains immense. I look forward to working with our Board and management team to ensure that Fanhua is well positioned to capture the growth opportunities across the region and drive sustainable value creation for all our shareholders.”

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is a leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With a strategic focus on long-term life insurance products, Fanhua offers a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. It also operates Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

As of March 31, 2023, our distribution and service network consisted of 631 sales outlets covering 24 provinces, autonomous regions and centrally-administered municipalities and 92 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@Fanhuaholdings.com

Source: Fanhua Inc.